SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated March 29, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated March 29, 2019, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company") reports that, following the information to the market with respect to the indirect holding of the Company in Clal Insurance Enterprise Holding Ltd. (“Clal”) through IDB Development Corporation Ltd. (“IDBD”) and the swap transactions which were performed by IDBD and continuing with the evaluation of alternatives for the sale of control in Clal, it is informed that on March 28, 2019 the controlling shareholder of the Company has submitted to the Head of Capital Market, Insurance and Savings Authority a request for a control permit in Clal and Clal Insurance Company Ltd., a private company, approximately 99.8% of whose shares are held by Clal.

Currently, IRSA holds indirectly through subsidiaries approximately 25.3% of the shares in Clal and a 28,9% through swap transactions.

Three alternatives were submitted, the first one focused on receipt of a control permit in Clal through a special purpose vehicle to be formed by corporations controlled by the Company which would acquire the participation of IDBD in Clal. In addition, the two remaining alternatives, focuses on the method for holding Clal - holding through IDBD or through Discount Investment Corporation Ltd.

It is hereby clarified that there is no certainty that the request for the control permit will be approved by the Commission of Capital Market, Insurance and Savings.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: March 29, 2019